Wesco Aircraft

27727 Avenue Scott, Valencia, CA 91355

March 11, 2014

VIA EDGAR AND HAND DELIVERY

Mr. Terence O’Brien

Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:                             Wesco Aircraft Holdings, Inc.
Form 10-K

Filed December 10, 2013
File No. 1-35253

Dear Mr. O’Brien:

On behalf of Wesco Aircraft Holdings, Inc. (the “Company”), I confirm receipt of the letter dated February 26, 2014 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s above referenced Annual Report on Form 10-K for the fiscal year ended September 30, 2013.  Below are the Company’s responses to the Staff’s comments. For your convenience, each of the Company’s responses is preceded by the applicable comment from the Staff’s letter.

Form 10-K for the Year Ended September 30, 2013

General

1.              Please revise the cover page of your future filings to correct your File Number.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the cover page of its future filings to reflect the correct File Number.

Fluctuations in Cash Flow, page 40

2.              In response to comment 2 in your letter dated July 22, 2013, you agreed to provide additional disclosures regarding changes in your inventory balance. It appears that these additional disclosures are provided on page 40. You note that cost of sales as a percentage of inventory is a useful measure. In this regard, please address the following:

•                  Cost of sales as a percentage of inventory increased by 3.5% from fiscal 2011 to fiscal 2012 and then subsequently decreased by 1.8% from fiscal 2012 to fiscal 2013. Please expand your disclosures to better explain what caused this decrease in fiscal 2013 and your basis for determining that this continues to reflect a positive trend in inventory management. For example, to the extent that any significant new customer contracts have impacted this measure, please discuss these contracts; and

•                  Please also disclose and discuss this measure in your interim filings. In this regard, we note that that the change in inventories of $40.8 million caused you to actually use $26.1 million of operating cash flows during the period ended December 31, 2013 compared to operating cash flows generated of $4.1 million during the period ended December 31, 2012. It is unclear how you concluded on page 14 of the Form 10-Q for the period ended December 31, 2013 that the strategic inventory purchases had only “a modest negative impact on our cash flows.”

Please revise future filings accordingly.

Response:  The Company acknowledges the Staff’s comments and respectfully advises the Staff that the 1.8% decrease in its cost of sales as a percentage of inventory for fiscal 2013 compared to fiscal 2012 and the 1.4% decrease in its cost of sales as a percentage of inventory for the three months ended December 31, 2013 compared to the three months ended December 31, 2012 were both primarily driven by an increase in strategic inventory purchases (i) to take advantage of favorable pricing, (ii) in anticipation of the expected industry growth cycle and (iii) to support new customer contracts.  The Company does not believe the recent decrease in its cost of sales as a percentage of inventory reflects a negative trend in its inventory management, as the Company views the strategic inventory purchases it made during these periods to be essential to the long-term growth of its business.

The Company also continues to believe that cost of sales as a percentage of inventory serves as a useful additional metric to analyze the Company’s inventory management relative to the growth of its business.  Prior to the decreases in this metric that are described above, the Company’s cost of sales as a percentage of inventory increased from 76.9% during fiscal 2009 to 83.1% during fiscal 2010, from 83.1% during fiscal 2010 to 90.2% during fiscal 2011 and from 90.2% during fiscal 2011 to 93.7% during fiscal 2012 (exclusive of any sales or inventory attributable to the business of Interfast Inc.).  However, the Company acknowledges that fluctuations in this ratio, including deviations from what the Company believes are longer-term trends, will continue to occur from time-to-time.  Accordingly, the Company respectfully advises the Staff that it intends to include expanded disclosure in its future filings regarding changes to its cost of sales as a percentage of inventory and the impact of such changes on its inventory management, which disclosure will be similar to the responses provided in the paragraph above.  This disclosure will also discuss additional factors that may contribute to fluctuations in the Company’s cost of sales as a percentage of inventory in the future, including strategic purchases of high-volume products that are typically difficult to obtain in sufficient quantities, changes in supplier lead times and the timing of inventory deliveries, purchases made in anticipation of future growth (particularly growth in the Company’s maintenance, repair and overhaul business) and purchases made in connection with the expansion of existing contracts.  In addition, the Company respectfully advises the Staff that it intends to include disclosure about its cost of sales as a percentage of inventory in its future Form 10-Q filings.

Finally, the Company respectfully advises the Staff that in its future filings, to the extent a decrease in cash flows occurs as a result of strategic inventory purchases that is comparable to the decrease disclosed in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, the Company will revise its disclosure to state that such strategic inventory purchases had a negative impact on cash flows and will quantify the negative impact of such purchases for the applicable periods.

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 71

3.              In connection with the sales of products, you often provide certain supply chain management programs. These services are provided exclusively in connection with the sales of products, and as such, the price of such services is generally included in the price of the products delivered to the customer. You do not account for these services as a separate element, as the services do not have stand-alone value and cannot be separated from the product element of the arrangement. Please expand your disclosures to clarify the typical length of time over which these supply chain management services are provided and when you record revenues related to this combined unit in light of these services pursuant to ASC 605-25-25-6.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the supply chain management services the Company provides to its just-in-time (“JIT”) customers includes the timely replenishment of products at the customer site, while also minimizing the customer’s on-hand inventory.  These services are provided by the Company contemporaneously with the delivery of the product, and as such, once the product is delivered, the Company does not have a post-delivery obligation to provide services to the customer.  Customers are billed for products when they are delivered and are not charged separately for these services.  Accordingly, the Company recognizes revenue upon delivery of the product to the customer, at which point, the Company has satisfied its obligations to the customer.

Beginning with its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, the Company intends to include revised disclosure that is substantially similar to the following under the heading “Summary of Significant Accounting Policies—Revenue Recognition” in the notes to its financial statements:

“The Company recognizes hardware and service revenue when (i) persuasive evidence of an arrangement exists, (ii) title transfers to the customer, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.

In connection with the sales of its products, the Company often provides certain supply chain management services to its JIT customers. These services include the timely replenishment of products at the customer site, while also minimizing the customer’s on-hand inventory.  These services are provided by the Company contemporaneously with the delivery of the product, and as such, once the product is delivered, the Company does not have a post-delivery obligation to provide services to the customer.  Accordingly, the price of such services is generally included in the price of the products delivered to the customer, and revenue is recognized upon delivery of the product, at which point, the Company has satisfied its obligations to the customer. The Company does not account for these services as a separate element, as the services do not have stand-alone value and cannot be separated from the product element of the arrangement.

The Company also enters into sales rebates and profit sharing arrangements. Such customer incentives are accounted for as a reduction to gross sales and recorded based upon estimates at the time products are sold. These estimates are based upon historical experience for similar programs and products. The Company reviews such rebates and profit sharing arrangements on an ongoing basis and accruals are adjusted, if necessary, as additional information becomes available.

Management provides allowances for credit losses and returns based on historic experience. The allowances are adjusted as considered necessary. To date, such allowances have been within the range of management’s expectations.

In connection with the Company’s JIT supply chain management programs, the Company at times assumes customer inventory on a consignment basis. This consigned inventory remains the property of the customer but is managed and distributed by the Company. The Company earns a fixed fee per unit on each shipment of the consigned inventory; such amounts represent less than 1% of consolidated revenues.

The Company leases certain equipment under its tool leasing program. Prior to the lease modifications in fiscal year 2011, such arrangements represented direct-financing leases under which the Company recognized revenue over the lease term using consistent rates of return. Since the revenue earned under these leasing arrangements represented less than 1% of the Company’s consolidated revenues, the sales earned from such arrangements were included in net sales within the consolidated statements of income and were not presented separately as financing income. Subsequent to the lease modifications, such leases are accounted for as operating leases under which the Company recognizes revenue over the lease term on a straight-line basis.”

The Company also respectfully advises the Staff that it will update the disclosure included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition” in its future filings, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, to reflect the changes described above.

*   *   *

Additionally, at the Staff’s request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (661) 775-7213 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory A. Hann

Gregory A. Hann
Executive Vice President and
Chief Financial Officer

cc:

Jay Ingram, Legal Branch Chief
Jenn Do, Staff Accountant
Nudrat Salik, Staff Accountant
Sherry Haywood, Staff Attorney

John G. Holland, Senior Vice President and General Counsel

Rachel W. Sheridan, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP